Bauns Wefunder Campaign

Remind me if no reply

Me to luis@viit.health 8:10 AM

Hey Luis,

Thank you for your initial interest in our Wefunder campaign for Bauns. Right now we're still preparing some legal paperwork to officially launch the campaign, which means we are in the Testing Waters stage (see disclosures bellow.) This means that at the moment you can make your investment reservation **here**, which you will have to confirm once the Form C is filled in.

Please check our campaign page to get more information on Bauns, the terms of investment and make your investment reservation: **wefunder.com/investinbauns**

If you have any question, please let me know.

Best,
Andrea

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Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Andrea Alvarez
Co-Founder

+52 5529637021
bauns.co

bauns











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